

October 27, 2017

Niels Riedemann
Chief Executive Officer
Fireman B.V.
Winzerlaer Str. 2
07745 Jena, Germany

Re: Fireman B.V.
Amendment No. 1 to Registration Statement on Form F-1
Filed October 26, 2017
File No. 333-220962

Dear Mr. Riedemann:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 25, 2017 letter.

Amendment No. 1 to Registration Statement on Form F-1

Exhibits

1. We acknowledge the revised Exhibit 5.1 opinion, your response to prior comment 1, and your confirmation that you will file an appropriately unqualified Exhibit 5.1 opinion as an exhibit to a post-effective amendment prior to the closing of the offering. However, based on the definition of "Option Shares," "Offer Shares," and "Shares" it continues to be unclear whether the opinion opines on shares of Fireman B.V. or shares of InflaRx N.V. Please file a revised opinion that clearly opines on the issuance of InflaRx N.V. common shares.

2.   We acknowledge the revised opinions in response to prior comment 3. However, we note that both Exhibit 5.1 and Exhibit 8.1 include language that the communication is "confidential" and that your counsel's general terms and conditions apply to third parties relying on your counsel's statements, including a limitation of liability clause. Please remove such language or clarify that this paragraph does not apply to the investors in the offering.

      You may contact Mark Brunhofer at 202-551-3638 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any other questions.

                                                    Division of Corporation Finance
                                                    Office of Healthcare & Insurance

cc: Sophia Hudson